                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


       REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A - 16 AND 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

FOR QUARTER ENDED JUNE 30, 1998              COMMISSION FILE NUMBER 001-11145

                        BIOVAIL CORPORATION INTERNATIONAL
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

             2488 DUNWIN DRIVE, MISSISSAUGA, ONTARIO L5L 1J9, CANADA
              (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES AND ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (416) 285-6000



           INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL
            FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

                            FORM 20-F X FORM 40-F __

INDICATE BY CHECK MARK WHETHER FOR REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G 3-2 (B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                                 YES ___ NO _X_

                        BIOVAIL CORPORATION INTERNATIONAL
                                QUARTERLY REPORT

                                      INDEX

PART 1.  FINANCIAL INFORMATION

CONSOLIDATED BALANCE SHEETS, JUNE 30, 1998 AND
         DECEMBER 31, 1997 ................................      1

CONSOLIDATED STATEMENTS OF INCOME
         FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1997 ..      2

CONSOLIDATED STATEMENTS OF CASH FLOW
         FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1997 ..      3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ................      4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         AND RESULTS OF OPERATIONS ........................      7

PART II.         OTHER INFORMATION.........................     10


       (ALL DOLLAR AMOUNTS IN THIS DOCUMENT ARE EXPRESSED IN U.S. DOLLARS
                            UNLESS OTHERWISE STATED.)

                        BIOVAIL CORPORATION INTERNATIONAL
                           CONSOLIDATED BALANCE SHEETS
         (All dollar amounts are expressed in thousands of U.S. dollars)

                                           JUNE 30,      DECEMBER 31,
                                             1998           1997
                                          ---------       --------
                                         (UNAUDITED)
                   ASSETS
Current
   Cash and short-term deposits ....      $  20,882       $  8,275
   Accounts receivable .............         28,983         33,114
   Inventories .....................         18,423         16,609
   Executive loans .................          2,818          2,933
   Deposits and prepaids ...........          2,302          2,053
                                          ---------       --------
                                             73,408         62,984

   Long-term investments ...........          7,500           --
   Fixed Assets, net ...............         24,423         24,172
   Other Assets, net ...............         20,899          6,583
                                          ---------       --------
                                          $ 126,230       $ 93,739
                                          =========       ========

                LIABILITIES
Current
   Accounts payable ................      $   5,392       $  4,579
   Accrued liabilities .............          4,267          6,002
   Income taxes payable ............          1,470          1,013
   Customer prepayments ............          7,080          1,840
   Current portion of long-term debt          1,739          1,887
                                          ---------       --------
                                             19,948         15,321

Long-Term Debt .....................          9,857          2,960
                                          ---------       --------
                                             29,805         18,281
                                          ---------       --------
SHAREHOLDERS' EQUITY
   Share capital ...................         21,869         18,465
   Warrants ........................          8,244          8,244
   Retained earnings ...............         67,099         49,709
   Cumulative translation
      Adjustment ...................           (787)          (960)
                                          ---------       --------
                                             96,425         75,458
                                          ---------       --------
                                          $ 126,230       $ 93,739
                                          =========       ========


         The accompanying notes are an integral part of the consolidated financial statements

                       BIOVAIL CORPORATION INTERNATIONAL
                       CONSOLIDATED STATEMENTS OF INCOME
(All dollar amounts except per share data are expressed in thousands of U.S. dollars)
                                   Unaudited



                                              THREE MONTHS ENDED             SIX MONTHS ENDED
                                                   JUNE 30,                       JUNE 30,
                                             1998           1997             1998          1997
REVENUE
Research and development                    $4,109         $1,419          $11,953         $2,159
Manufacturing                               17,296         15,247           28,763         28,537
Royalty and  licensing                       3,850          1,784            6,428          4,146
                                            ------         ------          -------         ------
                                            25,255         18,450           47,144         34,842
                                            ------         ------          -------         ------
EXPENSES
Research and development                     4,103          3,010            8,132          6,559
Cost of manufactured goods sold              6,867          3,858           12,009          8,181
Selling, general and administrative          4,143          4,078            8,454          6,725
                                            ------         ------          -------         ------
                                            15,113         10,946           28,595         21,465
                                            ------         ------          -------         ------
OPERATING INCOME                            10,142          7,504           18,549         13,377
INTEREST INCOME (EXPENSE), net                 (89)           (51)            (157)           (66)
INCOME BEFORE INCOME TAXES                  10,053          7,453           18,392         13,311
PROVISION FOR INCOME TAXES                     510            375            1,001            683
                                            ------         ------          -------        -------
NET INCOME                                  $9,543         $7,078          $17,391        $12,628
                                            ======         ======          =======        =======
EARNINGS PER SHARE  (Note 8 )                $0.36          $0.28            $0.65          $0.50
                                            ======         ======          =======        =======
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING               26,849,900     25,435,000       26,849,900     25,435,000
                                        ==========     ==========       ==========     ==========

   The accompanying notes are an integral part of the consolidated financial statements

                       BIOVAIL CORPORATION INTERNATIONAL
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

        (All dollar amounts are expressed in thousands of  U.S. dollars)
                                  (Unaudited)






                                                           SIX MONTHS ENDED
                                                               JUNE 30,
                                                      1998                 1997
NET INFLOW (OUTFLOW) OF CASH RELATED
TO THE FOLLOWING ACTIVITIES
OPERATING
Net income for the period                                 $17,391               $12,628
Depreciation and amortization                               2,346                 1,431
                                                          -------              --------
                                                           19,737                14,059
Change in non-cash operating items (Note 2)                 6,966              (17,883)
                                                          -------              --------
                                                           26,703               (3,824)
                                                          -------              --------
INVESTING
Acquisition of royalty interest  (Note 5)                (15,000)                     -
Long-term investments  (Note 4)                           (7,500)                     -
Additions to fixed assets, net                            (2,235)               (1,703)
Increase in other assets                                    (170)                 (495)
Executive loans  (Note 3)                                     116                  (63)
                                                         --------              --------
                                                         (24,789)               (2,261)
                                                         --------              --------
FINANCING
Increase in long-term debt  (Note 6)                       14,706                     -
Issuance of share capital                                   3,858                   337
Reduction in long-term debt                               (7,840)               (1,304)
                                                         --------              --------
                                                           10,724                 (967)
                                                         --------              --------
EFFECT OF EXCHANGE RATE
CHANGES ON CASH                                              (31)                  (32)
                                                         --------              --------
INCREASE (DECREASE) IN CASH                                12,607               (7,084)
CASH,  BEGINNING OF PERIOD                                  8,275                 4,526
                                                         --------              --------
CASH,  END OF PERIOD                                      $20,882              $(2,558)
                                                         ========              ========
REPRESENTED BY
Cash and short-term deposits                              $20,882                $6,774
Bank indebtedness                                               -               (9,332)
                                                         --------              --------
                                                          $20,882              $(2,558)
                                                         ========              ========

  The accompanying notes are an integral part of the consolidated financial statements

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF  U.S  DOLLARS)
                                  (UNAUDITED)



1.   SIGNIFICANT ACCOUNTING POLICIES

      Biovail Corporation International (the "Company"), was amalgamated effective March 29, 1994, under the laws of the province of Ontario. The Company's accounting and reporting policies conform to generally accepted accounting principles in Canada. There were no material differences between generally accepted accounting principles in Canada and generally accepted accounting principles in the United States in the reporting periods except for those described in Note 8.

     1997 Figures

     Certain of the 1997 figures have been reclassified to conform to the 1998 presentation.

      For a full description of the other accounting policies of the Company, reference is made to the Annual Report on Form 20-F for the year ended December 31, 1997.

     In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the period presented have been made and all such adjustments are of a normal recurring nature.


2.   CHANGE IN NON-CASH OPERATING WORKING CAPITAL


                                               Six Months ended June 30,
                                                    (In Thousands)
                                               ------------------------------
                                                 1998              1997
                                               -------------     ------------
Accounts receivable                                   $4,311        $(11,089)
Inventories                                          (1,893)            (834)
Deposits and prepaid expenses                          (249)          (2,106)
Accounts payable and accrued liabilities               (880)            1,615
Income taxes payable                                     437               38
Customer prepayments                                   5,240          (5,507)
                                                     -------        ---------
                                                      $6,966        $(17,883)
                                                     =======        =========

3. EXECUTIVE  LOANS

      Executive loans as at June 30, 1998 consist of Executive Stock Purchase Plan ("ESPP") loans of $2,818,000 made to finance the acquisition of shares of the Company on the open market by executive officers. The loans are secured by shares of the Company owned by the executive officers, bear interest at 1/4% over the bank prime rate, which is equal to the Company's rate for borrowings, and are due on December 1, 1998.

4.   LONG-TERM INVESTMENTS

      In March, 1998, the Company made a $7,500,000 investment in a marketable securities fund for a term of two years. The investment is carried at cost, less provision to recognize any decline in value that is other than temporary. The fair value of the investment at June 30, 1998, was $7,543,000.


5.   OTHER ASSETS

      In March, 1998, the Company completed the acquisition of the royalty interest of Galephar Puerto Rico, Inc., Limited ("Galephar") in certain of the Company's products. The Company paid $15,000,000 to Galephar in full satisfaction of the Company's royalty obligation on the sales of Tiazac(R) and the Company's generic controlled release version of Cardizem CD in the United States and Canada.


6.   LONG-TERM DEBT

      In March, 1998, the Company utilized a $15,000,000 revolving term bank loan to acquire the royalty interest of Galephar (See Note 5). The loan is secured by a general security agreement bearing interest at the bank's London Interbank Offer Rate ("LIBOR"), plus 1 1/2% The Company may make repayments on the loan at any time and in June, 1998, repaid $7,000,000.


7.   LITIGATION

      From time to time, the Company becomes involved in various legal proceedings which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the Company's filing of its ANDA applications. The timing of these actions is mandated by statute and may result in a delay of FDA's approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier. The Company is currently litigating two separate actions for alleged infringement of the applicable patents related to the Company's filing of ANDAs for the generic equivalent of Adalat CC and Procardia XL products. Both actions make a technical claim of infringement and, by virtue of applicable statutory provisions, the filing of these suits may delay approval of the Company's ANDAs for a period of 30 months or resolutions of these patent infringement questions, whichever occurs sooner. The Company is vigorously defending these suits by denying infringement of the patents. In addition, the Company has brought an action against the patent holders seeking declaratory judgement and invalidity of the relevant patent and seeking damages for violation of the anti-trust laws and for tortious interference with the Company's prospective business advantage.


8.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada ("Cdn. GAAP") which differ in certain respects from those applicable in the United States ("U.S. GAAP"). The material differences as they apply to the Company's financial statements are as follows:

a)   Reconciliation of net income under Cdn. and U.S. GAAP


                                                       SIX MONTHS ENDED JUNE 30
                                               (IN THOUSANDS EXCEPT PER SHARE DATA)
                                                      1998               1997
                                                    ---------            -------
Net income under Cdn. GAAP................            $17,391            $12,628
U.S  GAAP adjustments:
Collection of warrant subscription
Receivable................................              (537)                  -
                                                      -------            -------
                                                      $16,854            $12,628
                                                      -------            -------
Earnings per share under U.S. GAAP
Basic                                                   $0.63              $0.50
Diluted                                                 $0.62              $0.47
Weighted average number of common shares
Outstanding under U.S. GAAP
Basic.....................................             26,850             25,435
Diluted...................................             27,189             26,891

b) The components of shareholders' equity under U.S. GAAP are as follows:


                                                 JUNE 30,        DECEMBER 31,
                                                   1998              1997
                                               ----------        ------------
Share Capital........................            $21,869            $18,465
Warrants.............................              8,244              8,244
Warrants subscription receivable, net            (6,957)            (7,494)
Retained earnings....................             74,056             57,203
Cumulative translation adjustment....              (787)              (960)
Unrealized holding gain -- long term
investment (Note 4)..................                 43                  0
                                                 -------            -------
                                                 $96,468            $75,458
                                                 -------            -------

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                    CONDITION AND RESULTS OF OPERATIONS
               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)


OVERVIEW

Biovail Corporation International ("Biovail" or the "Company") derives its revenues from (i) developing and licensing oral controlled release products using its proprietary drug delivery technologies; (ii) manufacturing such products for sale to licensees and wholesalers; and (iii) providing pharmaceutical contract research services to third parties.

RESULTS OF OPERATIONS

Revenues for the first six months of 1998 were $47,144,000 compared with $34,842,000 in 1997. The increase was primarily due to increased research and
development and royalty and licensing revenues.   Net income increased 38% to
$17,391,000, or $0.65 per share, in the first six months of 1998 compared with net income of $12,628,000 or $0.50 per share in 1997.

Research and development revenue from third-party customers was $11,953,000 in the first six months of 1998, compared to $2,159,000 in 1997. The increase in revenue was due to product development activities undertaken on behalf of Teva Pharmaceuticals ("Teva") and Intelligent Polymers Limited ("IPL"). Research and development expenses for the first six months of 1998 were $8,132,000 as compared to $6,559,000 in 1997. The increased spending over 1997 reflects the Company's higher level of research and development activity for third party customers.

Manufacturing revenues for the first six months of 1998 were $28,763,000
compared to $28,537,000 in 1997.   In 1998 revenues were generated primarily on
sales of Tiazac(R) to Forest Laboratories ("Forest") for the U.S. market, Canadian market sales of Tiazac(R) by the Company's subsidiary, Crystaal Corporation ("Crystaal"), and the shipment of prelaunch product to Teva in the first quarter. The cost of manufactured goods increased to 42% of revenue in the first six months of 1998 as compared to 29% in 1997. This cost increase is primarily from the one time contractual price reduction to Forest of approximately 25% which occurred in the second quarter of 1997.

Royalty and licensing revenue, net of related expenses, totaled $6,428,000 in the first six months of 1998, compared to $4,146,000 in 1997. Net royalties increased 55% in 1998 as compared to 1997 as a result of increased Tiazac(R) sales in the U.S. market and the elimination of royalty obligations of Biovail to Galephar on sales of Tiazac(R) in the U.S. and Canada.

Selling, general and administrative expenses increased to $8,454,000 in the first six months of 1998, compared to $6,725,000 in 1997. The increase primarily stems from increased sales and marketing expenses related to the launch of Tiazac(R) in Canada, the registration costs associated with Tiazac(R) in European markets, and the hiring of key management personnel.

Operating income of $18,549,000 was achieved in the first six months of 1998 compared to operating income of $13,377,000 in 1997. Canadian operations (including Crystaal, manufacturing and contract research facilities, research and development and corporate administrative functions), incurred operating losses of $6,698,000 in the first six months of 1998 compared to $141,000 in 1997. The lower level of Canadian losses for the first half of 1997 was due primarily to the significant revenues generated from Canadian launch shipments of Tiazac(R) in May, 1997. Operating income of $2,161,000 and $2,619,000 in each of the 1998 and 1997 periods respectively was earned by the Company's subsidiary in Switzerland through royalties earned on Biovail products excluding Tiazac(R). Operations in Barbados and Puerto Rico contributed operating income of $23,086,000 in the first six months of 1998 compared to $10,899,000 in 1997. The increase in operating income in Barbados and Puerto Rico was due primarily to third party product development and manufacturing sales activities.

Net interest expense was $157,000 in the first six months of 1998 compared to $66,000 in 1997.

Income taxes in the first six months of 1998 were $1,001,000 compared to $683,000 in 1997. The tax provisions are reflective of the geographic sources of income at appropriate rates.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 1998, the Company's working capital was $53,460,000 compared to $47,663,000 at December 31, 1997 which represented a working capital ratio of 3.7:1 as compared to 4.1:1 respectively.

The Company had positive cash flow from operations of $26,703,000 for the six months ended June 30, 1998 compared to a cash flow deficiency of $3,824,000 in 1997.

Net income before non-cash charges generated $19,737,000 for the six month period in 1998 compared with $14,059,000 in 1997. A further $6,966,000 was generated in 1998 by a reduction in non-cash working capital items during the period, primarily attributable to a reduction in accounts receivable and an increase in customer prepayments. In the comparable period in 1997 an increase in accounts receivable and a decrease in customer prepayments was responsible for cash utilization of $17,883,000.

Investing activities in the first six months of 1998 related to the acquisition of the royalty interest from Galephar for $15,000,000, long-term investments of $7,500,000, and additions to fixed assets of $2,235,000. In the comparable 1997 period investing activities totalled $2,261,000 of which the majority related to fixed assets.

Net cash was generated from financing activities of $10,724,000 in the first six months of 1998 compared to net cash used in financing activities of $967,000 in 1997. The 1998 cash generated was as a result of a net increase in long-term debt of $6,866,000 and $3,858,000 received from the issuance of common shares on the exercise of stock options. In the comparable period in 1997, cash utilization was as a result of net long-term debt repayments of $1,304,000 offset by proceeds of $337,000 received from the issuance of common shares on the exercise of stock options.

Exchange rate changes on foreign cash balances resulted in a decrease in cash of $31,000 in the first six months of 1998 compared to a reduction of cash of $32,000 in 1997.

As a result of the foregoing, the Company's cash position as at June 30, 1998 was $20,882,000 compared to a cash flow deficit of $2,558,000 at June 30, 1997.

The Company's total long-term debt (including current portions thereof) was $11,596,000 as at June 30, 1998 compared to $4,847,000 at December 31, 1997.
The Company has available lines of credit aggregating $45,000,000. As of June 30, 1998, $8,000,000, related to the acquisition of the Galephar royalty obligation buy back, was outstanding under these lines of credit.

The Company believes it has adequate capital and sources of short-term financing to support its ongoing operational requirements. Furthermore, the Company believes it will be able to obtain long-term capital, if necessary, to support its growth objectives. There can be no assurance, however, that these financial resources will be available on acceptable terms and will be sufficient to sustain the Company's longer term growth objectives.

The Company and its subsidiaries generate revenue and expenses primarily in U.S. and Canadian dollars. In the first six months of 1998, revenue was generated in the following proportions: 89% in U.S. dollars, 10% in Canadian dollars and 1% in other currencies. In addition expenses were incurred in the following proportions: 70% in U.S. dollars, and 30% in Canadian dollars. The Company does not believe that its exposure to foreign currency exchange risk is significant because of the relatively minor, and diminishing, proportion of Canadian dollar to U.S. dollar denominated transactions. The Company has not historically utilized foreign currency hedging instructions.

Inflation has not had a material impact on the Company's operations.

                       BIOVAIL CORPORATION INTERNATIONAL
                          PART II - OTHER INFORMATION

1. OPERATIONAL INFORMATION

     The press releases issued by the Company in the 1998 second quarter are attached as the following exhibits:

           a) On April 6, 1998, the Company commented on recent court proceedings with respect to a recent ruling dissimilar from Biovail's factual circumstances in critical aspects. Company confirms it has intervened in relevant related litigation.

           b)    On April 15, 1998, the Company applauded Court
                 Ruling. The Opinions in the Mova Decision support the Company Position.

           c)    On April 23, 1998, the Company's subsidiary,
                 Crystaal Corporation, in-licensed Canadian Rights to Corlopam from Neurex.

           d)    On April 29, 1998, Biovail reported record 1998
                 First Quarter Financial Results.

           e) On May 5, 1998, the Company signed Latin American Marketing Agreement with Glaxo Wellcome.

           f)    On June 23, 1998, the Company in-licenced
                 Canadian rights to D-Methylphenidate from Celgene.


2. LEGAL PROCEEDINGS

      For detailed information concerning legal proceedings, reference is made to Note 7 in the financial statement contained as part hereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                  Biovail Corporation International





August 14, 1998                   By  /s/Kenneth G. Howling
                                         Kenneth G. Howling
                                         Vice President, Finance
                                         and
                                         Chief Financial Officer